IonQ, Inc.

4505 Campus Drive,

College Park, Maryland 20740

March 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mitchell Austin Jan Woo

RE:  IonQ, Inc.

Registration Statement on Form S-4

File No. 333-294511

Request for Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) filed by IonQ, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on March 20, 2026, as amended on March 27, 2026, be accelerated to March 31, 2026 at 4:00 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the staff of the Division of Corporation Finance of the Commission will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Chelsea Darnell of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3104.

*****

Very truly yours,

IONQ, INC.

By:	/s/ Paul T. Dacier
	Name:	Paul T. Dacier
	Title:	Chief Legal Officer and Corporate Secretary